Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Apartment Investment and Management Company, a Maryland corporation (the “Company”), has not filed as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ David Robertson
David Robertson
President, Chief Investment Officer and Chief Financial Officer